Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY 2011
157% RESERVES REPLACEMENT
UNDERLYING PRODUCTION GROWTH UP 9%
FOURTH QUARTER CASH FLOW UP 25%

CALGARY, Alberta, February 15, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and (unaudited) financial results for 2011. All values in this release are in US$ unless otherwise stated.

•	Cash flow1 was $3.4 billion, up 16% year over year. Fourth quarter cash flow was up 25% over the same period last year, due to higher oil prices.
•	Net income was $776 million, down 18% due to higher DD&A, lower gains on asset sales, and higher operating expenses and taxes.
•	Earnings from operations1 increased 9% year over year, to $604 million.
•	Production averaged 426,000 boe/d, an increase in underlying production of 9% over the previous year.
•	Proved reserves replacement was 157%, at a cost of less than $20/boe. The company’s three-year replacement cost trend continues to improve.
•	Shale volumes in North America more than doubled year over year, to 500 mmcfe/d.
•	The company commenced drilling in the Duvernay shale play.
•	The non-operated Kitan project was commissioned and started producing oil in October.
•	The company drilled a successful well in PNG at year-end as part of its gas aggregation strategy and continues its active drilling program in Colombia.

“2011 saw its share of successes as well as challenges for the company,” said John A. Manzoni, President and Chief Executive Officer. “North American natural gas prices fell by a third, ending the year below $3, and we saw a significant tax increase in the UK. In addition, our own delivery, particularly in the North Sea, fell short of expectations.

“There were also a large number of positives during the year. Oil prices remained high and helped drive annual cash flow up by 16%. The company grew underlying production by 9% with record shale volumes, two new projects in Southeast Asia and production from Colombia. We have built out our Eagle Ford organization to full capacity from a standing start and started piloting the liquids-rich Duvernay shale, which we will test through this year.

“We have an active exploration and appraisal drilling program in Colombia, which continues to demonstrate success. We drilled two encouraging development wells in Piedemonte and continue to appraise Block 6 and the Akacias discovery in Block 9. In Southeast Asia, gas prices averaged $9.30/mcf in 2011, and the business is expected to grow at an average rate of approximately 8% per year over the next few years.

1 The terms “cash flow” and “earnings from operations” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“Talisman drilled a successful gas condensate well at year-end in Papua New Guinea (PNG), providing ongoing confidence in our gas aggregation strategy. We are also making excellent progress towards bringing in a strategic partner. In the Kurdistan Region of northern Iraq, we have confirmed a substantial natural gas and condensate discovery with our recent Topkhana well.

“We have reduced replacement costs by 50% over the last three years, improving our long-term profitability. In 2011, our reserves replacement cost was less than $20/boe, with costs in North America less than $10/boe. We replaced 157% of production with proved reserves last year.

“In setting our plans for 2012, our expectation is that North American gas prices will remain low, but that oil will be underpinned at $85/bbl or more. Our priorities are profitability versus headline growth, while preserving our balance sheet. We will reduce exploration and development spending from approximately $4.5 billion to around $4 billion, with 80% of this investment directed towards liquids-rich opportunities. Areas of increased investment this year will include the liquids-rich Eagle Ford and Duvernay shale plays, as well as Colombia.

“We will continue to focus our portfolio and seek to divest some non-core assets in our North American business, reduce our exposure in the North Sea, and take decisions on exiting some exploration areas as we drill them over the course of the next 12 months. Talisman’s balanced portfolio provides options to redirect capital, and to adjust focus as external conditions change.

“As a result of the reduction in spending and the shift to liquids, we expect underlying production growth of 0 – 5% this year. However, we are setting Talisman up for an increase in liquids production in 2013 and beyond. For example, we expect to grow liquids production in North America from approximately 25,000 bbls/d in 2012 to over 60,000 bbls/d by 2015. And we remain confident in our projection of  5 – 10% average annual production growth through the medium term.”

Financial Results

The financial information contained in this release is unaudited. The company expects to file its audited Consolidated Financial Statements for the year ended December 31, 2011, along with the related Management’s Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F, by March 5, 2012.

The company announced its capital spending plans for 2012 on January 10, 2012. For additional information, please visit Talisman’s website at www.talisman-energy.com.

Financial Results

December 31	Three Months Ended		Year Ended
	2011	2010	2011	2010

Cash flow2 ($ million)	824	659	3,434	2,954
Cash flow per share2	0.81	0.65	3.36	2.90

Net income (loss) ($ million)	(117)	(350)	776	945
Net income (loss) per share	(0.11)	(0.34)	0.76	0.93

Earnings from operations2 ($ million)	114	129	604	552
Earnings from operations per share2	0.11	0.13	0.59	0.54

Average shares outstanding – basic (million)	1,021	1,018	1,023	1,018

Cash flow was $3.4 billion for the year, up from $3.0 billion in 2010, with higher oil prices offsetting higher royalties, operating expenses and cash taxes. Cash flow for the quarter was $824 million versus $659 million a year ago.

Net income was $776 million versus $945 million in 2010, reflecting higher DD&A with new projects in Southeast Asia and the acquisition of producing assets in Colombia; lower gains on asset sales in 2011; higher operating expenses and taxes; and lower mark-to-market gains on derivatives. The company recorded a net loss of $117 million in the fourth quarter, compared to a net loss of $350 million in 2010.

Earnings from operations, which exclude non-operational items, were $604 million in 2011, compared to $552 million in 2010.

Exploration and development spending2 for the year totaled $4.6 billion. North America accounted for 49% of spending, the North Sea 27%, and Southeast Asia 15%. Year-end net debt2 was $4.5 billion.

2 The terms “cash flow,” “cash flow per share,” “earnings from operations,” “earnings from operations per share,” “exploration and development spending” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Production

December 31	Three Months Ended		Year Ended
	2011	2010	2011	2010
Oil and liquids (mbbls/d)
North America	26	21	23	23
North Sea	91	121	98	113
Southeast Asia	38	33	34	39
Other	25	15	23	14
Total oil and liquids (mbbls/d)	180	190	178	189
Natural gas (mmcf/d)
North America	969	780	899	778
North Sea	56	109	52	104
Southeast Asia	508	469	506	485
Other	39	–	34	–
Total natural gas (mmcf/d)	1,572	1,358	1,491	1,367
Total (mboe/d)	442	417	426	417
Assets sold – North America (mboe/d)	–	8	–	27
Production from ongoing operations (mboe/d)	442	409	426	390

Production averaged 426,000 boe/d, an increase of 9% from ongoing operations over the previous year, due principally to increased volumes in North America and Colombia. The increase was partially offset by lower North Sea production.

Netbacks

December 31	Three Months Ended		Year Ended
	2011	2010	2011	2010
Total company netback ($/boe)	33.81	34.29	37.25	31.42
Oil and liquids netback ($/bbl)	57.66	52.55	60.34	44.94
Natural gas netback ($/mcf)	2.90	3.16	3.46	3.36

During 2011, the company’s average gross netback was $37.25/boe, 19% higher than in 2010 due primarily to higher global oil and liquids prices.

WTI oil prices averaged $95.13/bbl for the year, up 20% from 2010. NYMEX natural gas averaged $4.07/mmbtu, compared to $4.39/mmbtu a year ago.

Gross Proved Reserves3

Proved Reserves SEC Pricing
mmboe

December 31, 2010	1,382.5
Discoveries, extensions and additions	240.7
Net acquisitions and dispositions	9.5
Price revisions	7.6
Other revisions	2.7
Production	(155.4)
December 31, 2011	1,487.6

The company increased gross proved reserves by 8% in 2011. Talisman added 243 million boe of proved reserves (excluding price revisions) compared to production of 155 million boe, replacing 157% of 2011 production. North America accounted for the largest increase in reserves as a result of successful drilling programs in the Marcellus, Montney and Eagle Ford shale plays. Price-related revisions increased proved reserves by 8 million boe, principally related to the company’s North Sea operations.

At year-end, North America, Southeast Asia and the North Sea accounted for 48%, 26% and 21% respectively of the company’s gross proved reserves. Proved undeveloped reserves accounted for 37% of the company total.

North America

Production

December 31	Three Months Ended		Year Ended
	2011	2010	2011	2010
Shale (mmcfe/d)
Marcellus	486	272	413	181
Montney/other	56	62	56	32
Eagle Ford	54	8	31	4
Total shale (mmcfe/d)	596	342	500	217

Conventional total (mboe/d)	88	94	90	117
Assets sold (mboe/d)	–	8	–	27

Total NAO production (mboe/d)	187	151	173	153

3 The reserves data and other oil and gas information included herein is determined in accordance with SEC standards. Reserves are Talisman share working interest plus royalty interest before royalties payable. Please see advisories elsewhere in this news release.

We are shifting our focus to the liquids-rich parts of our portfolio. We expect to grow our liquids production in North America from approximately 25,000 bbls/d in 2012, to over 60,000 bbls/d by 2015.

North American exploration and development spending for the year was $2.2 billion, the majority of which was spent in the Marcellus and Eagle Ford shale plays.

Production from ongoing operations increased by 37%, with natural gas production increasing by 41% due principally to successful development in the Marcellus and Eagle Ford. Shale production doubled year over year, averaging 500 mmcfe/d.

In the Marcellus we ended the year with 10 operated rigs. Production is expected to remain relatively flat going forward as we reduce activity in light of low natural gas prices. The company may reduce to as few as three rigs over the course of the year.

In the liquids-rich Eagle Ford we ended the year with 10 operated rigs. In 2012, we expect this to increase to 14 rigs. Production is expected to at least double from approximately 30 mmcfe/d as we build out our drilling programs and secure access to additional egress.

In the Montney, we plan to reduce our program to four rigs, from 11 in the fourth quarter of last year, primarily due to low gas prices. We will continue our program to optimize recovery in the thick Montney shale.

In the second quarter of the year, Talisman acquired a significant amount of acreage in the liquids-rich Duvernay shale in Alberta, where we now hold approximately 360,000 net acres. We commenced a pilot program last year and plan to drill at least six wells in 2012.

The company continued to develop its conventional assets with exploration and development spending of more than $400 million. This year we will focus on expanding our liquids-rich Wild River play, as well as continuing the pilot programs in the Cardium oil and wet gas windows.

Southeast Asia

Production
December 31	Three Months Ended		Year Ended
	2011	2010	2011	2010
Malaysia liquids (mbbls/d)	15	17	17	21
Malaysia gas (mmcf/d)	99	102	113	98
Malaysia total (mboe/d)	31	35	36	37
Indonesia liquids (mbbls/d)	11	11	10	12
Indonesia gas (mmcf/d)	409	367	393	387
Indonesia total (mboe/d)	80	72	76	76
Vietnam (mboe/d)	2	2	2	2
Australia (mboe/d)	10	3	5	4
Total (mboe/d)	123	112	119	119

Southeast Asia is a self-funding growth area with natural gas prices averaging $9.30/mcf in 2011. The majority of our gas sales contracts in the region are linked to oil price benchmarks. We achieved solid delivery against production and profitability objectives in 2011 and expect more of the same this year.

Natural gas sales totaled 506 mmcf/d, an increase of 4% year over year as a result of improved production efficiency at PM-3 and the startup of Jambi Merang. Overall annual oil and gas production was flat compared to the prior year due to turnarounds, natural declines and a one-time re-determination in 2010 of the South Angsi field in Malaysia. Talisman’s exploration and development spending in the region was $695 million.

In Malaysia, overall annual production from ongoing operations was unchanged year over year. In PM-3 CAA, the company focused on optimization initiatives to support strong regional natural gas demand, increasing gas production by 15%.

In Indonesia, fourth quarter gas production was 11% higher over the same period last year, due to Jambi Merang producing for a full quarter and higher uptime at Tangguh. Ongoing facilities development at Corridor continues to secure gas production for long-term supply contracts.

In December, the Suban field was unitized with an adjacent PSC, reducing Talisman’s share in the field from 36% to approximately 32%. This reduced year-end reserves and will impact production by approximately 4,500 boe/d; this has been factored into 2012 guidance.

In Vietnam, production averaged 1,900 bbls/d. The Hai Su Trang and Hai Su Den (HST/HSD) development was sanctioned in December 2011, with first production planned for the second half of 2013.

Production in Australia averaged 4,600 bbls/d, an increase of 31% over the previous year, with the commissioning of the Kitan field completed in the fourth quarter.

North Sea

Production (mboe/d)
December 31	Three Months Ended		Year Ended
	2011	2010	2011	2010
UK	64	85	71	77
Norway	36	54	35	54
Total (mboe/d)	100	139	106	131

We continue to invest in the North Sea to maintain the integrity of a mature set of assets and to improve operational efficiency in order to sustain steady production.

North Sea exploration and development spending was $1.2 billion in 2011, focused on developments at Auk South and Auk North in the UK, Yme in Norway and the Claymore replacement compression project in the UK.

The region contributed $600 million for reinvestment elsewhere in the business in a high netback environment. Production decreased 19% year over year, averaging 106,000 boe/d as a result of extended turnarounds and natural reservoir declines.

In the UK, a planned turnaround at Claymore was extended to complete remediation work in the third quarter; production recommenced early in the fourth quarter. The UK Tartan platform, which was shut down throughout the fourth quarter for safety-related upgrades, is expected to recommence production by the end of the first quarter of 2012.

In Norway, after the annual turnaround was completed at Rev, issues related to the host platform delayed the restart of production until the end of the third quarter. Natural declines also contributed to reduced production in the year. Work to ensure the Yme platform meets contract requirements and Norwegian specifications continues to be behind schedule. Talisman is in discussions with the contractor to agree the best path to improving productivity, and completing the necessary work. We expect to be able to define a path forward during the first quarter of 2012.

International Exploration

The major focus of the exploration program this year will be Colombia, where we are in the process of moving discoveries in CPO-9 and CPE-6 from the evaluation phase into commerciality. We will continue to high grade the exploration portfolio by seeking new organic options and rationalizing others at an earlier stage in the cycle.

In Colombia, production averaged 13,400 boe/d in 2011. In the Piedemonte development, two development wells were successfully drilled with encouraging results, and two additional development wells were spudded in the third quarter. Drilling continues, with two rigs currently in the field.

In the heavy oil region of Colombia, a portion of CPE-6 was converted to an Exploration and Production Contract following the success of our stratigraphic well program. Talisman is participating in a six-well stratigraphic/appraisal drilling program, expected to finish in the early part of 2012. In block CPO-9, the Akacias-1 well has produced over 325,000 boe since May 2011 on a long-term test. In the fourth quarter, the first appraisal well on the Akacias structure was drilled and will be tested this year. We intend to continue appraisal activity on the field and will seek a declaration of commerciality in 2012.

In Papua New Guinea, the Stanley appraisal well confirmed the existence of a significant gas accumulation. The Horizon-operated Elevala-2 well that was drilling over year-end 2011 was side-tracked and then rig released in late January 2012, with initial gas and liquid results that are very encouraging. Talisman remains confident in our target to successfully aggregate 2 – 4 tcf of gas. The company is also making excellent progress to bring in a strategic partner.

In Peru, Talisman spudded the Situche Norte-4X exploration well, which is currently drilling. In the Kurdistan Region of northern Iraq, the Topkhana-1 exploration well finished drilling with a significant gas and condensate discovery, and the Kurdamir-2 exploration well was spudded. In Poland, Talisman drilled the first exploration well of a three-well program and spudded the second well in December. In Indonesia, Talisman drilled the Lempuk-1 deepwater well, which has been plugged and abandoned with gas shows.

Preferred Share Dividend Declaration

The company has declared the first quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 (the "Series 1 Preferred Shares") which were issued last December. A dividend of C$0.3136 per Series 1 Preferred Share will be paid on April 2, 2012 to shareholders of record at the close of business on March 12, 2012.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice-President	Lyle McLeod, Vice-President
Corporate & Investor Communications	Investor Relations
Phone:403-237-1196 Fax: 403-237-1210	Phone:403-237-1020 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com	E-mail:tlm@talisman-energy.com

Forward-Looking Information

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned spending reductions; planned capital allocation; production and production growth; expected North American production; planned shift to liquids in North America and timing of such shift; planned drilling and testing in the Duvernay shale; planned rigs in the Marcellus, Montney and Eagle Ford shale; planned development in Wild River and continuing piloting in the Cardium; expected first production at the HST/HSD development; expected recommencement at the Tartan platform; expected timing of plans for Yme; exit from some of the company’s exploration areas, divestitures in North America and reducing exposure in the North Sea; planned rigs and drilling in Colombia and intention to seek declaration of commerciality in the Akacias field; target aggregation in Papua New Guinea; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the company with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and results of the company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the company’s operations, financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Reserves
National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide certain disclosures in accordance with the US disclosure standards, in addition to the disclosure mandated by NI 51-101, in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers. Accordingly, the reserves data and certain other oil and gas information included in this news release are disclosed in accordance with US disclosure standards.

A separate exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves and resources data contained in this news release reflects Talisman’s estimates of its reserves and resources. While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves and resources data disclosed in this news release.

Production and Reserves Volumes
Unless otherwise stated, production volumes and reserves estimates are stated on a company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes and reserve estimates are reported after the deduction of these amounts.

Reserve Replacement
The reserves replacement ratio was calculated by dividing the sum of yearly changes (discoveries, extensions and additions and other revisions, before acquisitions and dispositions and excluding price revisions) to estimated proved oil and gas reserves during 2011 by the company's production for 2011. The company uses reserves replacement ratio as an indicator of the company's ability to replenish annual production volumes and grow its reserves. It should be noted that reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Replacement Costs
In this news release, Talisman discloses a reduction in replacement costs. Replacement costs are used by the company to determine the cost of reserves additions in a period. Talisman's reported replacement costs may not be comparable to similarly titled measures used by other companies. Replacement costs may not reflect full cycle replacement costs. Replacement costs' predictive and comparative value is limited for the aforementioned reasons. Replacement costs are calculated by dividing exploration and development capital spending (including discontinued operations, but excluding midstream) by gross proved reserves additions.

BOE Conversion
Throughout this news release, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes references to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to six thousand cubic feet of gas. Boes and Mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl and an mcfe conversion ratio of 1bbl:6mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the well head.

Netbacks
Talisman also discloses netbacks for the company in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

US Dollars and IFRS
Dollar amounts are presented in US dollars, except where otherwise indicated. The financial information in this news release is presented in accordance with International Financial Reporting Standards (IFRS). IFRS differs from generally accepted accounting principles in the US.

Non-GAAP Financial Measures
Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings from operations, capital expenditures including exploration expensed and net debt. These terms are not defined by IFRS. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow
$ million, except per share amounts

	Three months ended		Year ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Cash provided by operating activities	511	492	2,812	3,144
Changes in non-cash working capital (1)	272	80	397	(367)
Add: Exploration expenditure	92	142	427	374
Less: Finance costs (cash)	(51)	(55)	(202)	(197)
Cash flow	824	659	3,434	2,954
Cash flow per share	0.81	0.65	3.36	2.90
Diluted cash flow per share	0.81	0.65	3.31	2.90

(1)	The three month period and year ended December 31, 2011 includes a provision for a doubtful account (net of tax) of $22 million.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings from Operations
$ million, except per share amounts

	Three months ended		Year ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Net income (loss)	(117)	(350)	776	945
Loss (gain) on disposal and income from assets sold (tax adjusted)	11	(75)	(141)	(550)
Unrealized loss (gain) on financial instruments (tax adjusted)1	39	64	(63)	(250)
Share-based payments (tax adjusted)2	35	313	(303)	279
Foreign exchange on debt (tax adjusted)	(1)	-	(1)	-
Impairment losses (tax adjusted)	65	126	104	158
Provision for doubtful account (tax adjusted)	22	-	22	-
Deferred tax adjustments3	60	51	210	(30)
Earnings from operations	114	129	604	552
Earnings from operations per share	0.11	0.13	0.59	0.54
Diluted earnings from operations per share	0.11	0.13	0.58	0.54

1.
Unrealized loss (gain) on financial instruments relates to the change in the period of the mark-to-market value of the company’s  outstanding commodity derivatives that are classified as held-for-trading financial instruments.

2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at December 31. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.
Deferred tax adjustments include deferred taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt, intercompany loans and tax pool balances, as well as a remeasurement of UK deferred tax assets and liabilities in response to a statutory rate change.

Earnings from operations are calculated by adjusting the company’s net income (loss) per the financial statements, for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from operations should not be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Earnings from operations per share are earnings from operations divided by the average number of common shares outstanding during the period. Diluted earnings from operations per share are earnings from operations divided by the diluted number of common shares outstanding during the period. A reconciliation of net income (loss) to earnings from operations is provided above.

Capital Expenditure Including Exploration Expensed
$ million

	Three months ended		Year ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Exploration, development and other	1,287	1,095	4,303	3,566
Exploration expensed	92	142	427	374
Capital expenditure including exploration expensed	1,379	1,237	4,730	3,940

Capital expenditure including exploration expensed is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

Exploration and Development Expenditure Including Exploration Expensed

$ million

	Three months ended		Year ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Exploration and development	1,202	1,059	4,142	3,192
Exploration expensed	92	142	427	374
Exploration and development expenditure including exploration expensed	1,294	1,201	4,569	3,566

North America Exploration and Development Expenditure Including Exploration Expensed
$ million

	Three months ended		Year ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Exploration and development	663	595	2,155	1,700
Exploration expensed	16	7	70	52
Exploration and development expenditure including exploration expensed	679	602	2,225	1,752

North Sea Exploration and Development Expenditure Including Exploration Expensed
$ million

	Three months ended		Year ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Exploration and development	260	228	1,205	1,117
Exploration expensed	12	14	40	47
Exploration and development expenditure including exploration expensed	272	242	1,245	1,164

Southeast Asia Exploration and Development Expenditure Including Exploration Expensed
$ million

	Three months ended		Year ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Exploration and development	181	154	487	442
Exploration expensed	36	53	208	116
Exploration and development expenditure including exploration expensed	217	207	695	558

Exploration and development expenditure including exploration expensed is calculated by adjusting the exploration and development expenditure per the financial statements for exploration costs that were expensed as incurred.

Net Debt
$ million

	December 31, 2011	December 31, 2010
Long-term debt	4,895	4,204
Bank indebtedness	60	2
Cash and cash equivalents	(474)	(1,655)
Net debt	4,481	2,551

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2011	2010	2011	2010
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	824	659	3,434	2,954
Net income (loss)	(117)	(350)	776	945
Capital expenditure including exploration expensed (1)	1,379	1,237	4,730	3,940
Per common share (US$)
Cash flow (1)	0.81	0.65	3.36	2.90
Net income (loss)	(0.11)	(0.34)	0.76	0.93
Production
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	25,669	20,773	23,160	23,133
North Sea	90,896	120,940	97,507	113,047
Southeast Asia	38,173	33,681	34,372	38,481
Other	24,810	14,972	22,697	13,983
Total oil and liquids	179,548	190,366	177,736	188,644
Natural gas (mmcf/d)
North America	969	780	899	778
North Sea	56	109	52	104
Southeast Asia	508	469	506	485
Other	39	-	34	-
Total natural gas	1,572	1,358	1,491	1,367
Total mboe/d (2)	442	417	426	417
Prices
Oil and liquids (US$/bbl)
North America	78.73	62.93	75.19	62.59
North Sea	108.82	87.08	110.75	80.13
Southeast Asia	110.35	92.90	115.82	80.54
Other	103.34	97.42	110.32	82.69
Total oil and liquids	104.09	86.27	107.04	78.19
Natural gas (US$/mcf)
North America	3.41	4.37	3.93	4.79
North Sea	8.81	7.57	8.62	6.35
Southeast Asia	9.29	7.13	9.30	6.72
Other	4.22	-	4.22	-
Total natural gas	5.52	5.58	5.92	5.59
Total (US$/boe) (2)	62.00	57.60	65.35	53.80

(1) Cash flow, capital expenditure including exploration expensed and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

Talisman Energy Inc.
Condensed Consolidated Balance Sheets
(unaudited)

	December 31,	December 31,	January 1,
(millions of US$)	2011	2010	2010

Assets
Current
Cash and cash equivalents	474	1,655	1,628
Accounts receivable	1,550	1,287	1,216
Risk management	42	119	29
Inventories	164	144	141
Prepaid expenses	24	20	8
Assets held for sale	-	-	22
	2,254	3,225	3,044

Other assets	101	667	74
Investments	395	121	34
Risk management	24	25	40
Goodwill	1,317	1,164	1,183
Property, plant and equipment	15,909	13,266	13,254
Exploration and evaluation assets	3,954	3,442	2,212
Deferred tax assets	272	184	147
	21,972	18,869	16,944
Total assets	24,226	22,094	19,988

Liabilities
Current
Bank indebtedness	60	2	35
Accounts payable and accrued liabilities	2,622	2,722	2,040
Risk management	-	117	266
Income and other taxes payable	371	513	341
Current portion of long-term debt	410	359	10
Liabilities associated with assets held for sale	-	-	7
	3,463	3,713	2,699

Decommissioning liabilities	2,982	2,580	2,003
Other long-term obligations	346	326	316
Risk management	-	-	6
Long-term debt	4,485	3,845	3,601
Deferred tax liabilities	2,932	2,435	2,516
	10,745	9,186	8,442

Shareholders' equity
Common shares	1,561	1,480	1,401
Preferred Shares	191	-	-
Contributed surplus	186	108	117
Retained earnings	7,292	6,819	6,135
Accumulated other comprehensive income	788	788	1,194
	10,018	9,195	8,847
Total liabilities and shareholders' equity	24,226	22,094	19,988

Talisman Energy Inc.
Condensed Consolidated Statements of Income
(unaudited)

	Three months ended		Year ended
	December 31		December 31
(millions of US$)	2011	2010	2011	2010

Revenue
Sales	2,062	1,835	8,194	6,875
Other income	20	28	78	107
Total revenue and other income	2,082	1,863	8,272	6,982

Expenses
Operating	630	474	2,190	1,890
Transportation	57	55	216	221
General and administrative	128	102	431	371
Depreciation, depletion and amortization	546	447	1,949	1,788
Impairment	124	211	226	301
Dry hole	68	42	241	113
Exploration	92	142	427	374
Finance costs	69	73	278	276
Share-based payments expense (recovery)	35	236	(310)	212
(Gain) loss on held-for-trading financial instruments	79	124	210	(87)
(Gain) loss on asset disposals	14	(93)	(192)	(520)
Other, net	118	38	161	72
Total expenses	1,960	1,851	5,827	5,011
Income before taxes	122	12	2,445	1,971
Taxes
Current income tax	290	438	1,441	1,136
Deferred income tax (recovery)	(51)	(76)	228	(110)
	239	362	1,669	1,026
Net income (loss)	(117)	(350)	776	945

Per common share (US$):
Net income (loss)	(0.11)	(0.34)	0.76	0.93
Diluted net income (loss)	(0.11)	(0.34)	0.38	0.93
Weighted average number of common shares outstanding (millions)
Basic	1,021	1,018	1,023	1,018
Diluted	1,021	1,018	1,038	1,018

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Year ended
	December 31		December 31
(millions of US$)	2011	2010	2011	2010

Operating activities
Net income (loss)	(117)	(350)	776	945
Add: Finance costs (cash and non-cash)	69	73	278	276
Dividends from equity investments	-	-	9	-
Items not involving cash	809	849	2,124	1,556
	761	572	3,187	2,777
Changes in non-cash working capital	(250)	(80)	(375)	367
Cash provided by operating activities	511	492	2,812	3,144

Investing activities
Capital expenditures
Exploration, development and other	(1,287)	(1,095)	(4,303)	(3,566)
Corporate acquisitions, net of cash acquired	-	-	(156)	(183)
Property acquisitions	(6)	(904)	(737)	(1,340)
Proceeds of resource property dispositions	(7)	536	527	2,194
Repayment of note receivable	-	-	40	-
Acquisition deposit	-	(18)	18	(630)
Investments	-	-	54	-
Changes in non-cash working capital	25	177	18	274
Cash used in investing activities	(1,275)	(1,304)	(4,539)	(3,251)

Financing activities
Long-term debt repaid	(3)	-	(313)	(10)
Long-term debt issued	812	595	1,044	595
Common shares issued	5	43	114	55
Common shares purchased	(4)	(26)	(94)	(75)
Preferred shares issued	191	-	191	-
Finance costs (cash)	(51)	(55)	(202)	(197)
Common share dividends	(139)	(127)	(277)	(249)
Deferred credits and other	(1)	10	(9)	(2)
Changes in non-cash working capital	(21)	2	11	(1)
Cash provided by financing activities	789	442	465	116
Effect of translation on foreign currency cash and cash equivalents	(3)	10	23	51
Net increase (decrease) in cash and cash equivalents	22	(360)	(1,239)	60
Cash and cash equivalents net of bank indebtedness, beginning of period	392	2,013	1,653	1,593
Cash and cash equivalents net of bank indebtedness, end of period	414	1,653	414	1,653

Cash and cash equivalents	474	1,655	474	1,655
Bank indebtedness	(60)	(2)	(60)	(2)
Cash and cash equivalents net of bank indebtedness, end of period	414	1,653	414	1,653

Items not involving cash are as follows:

	Three months ended December 31		Year ended December 31
(millions of US$)	2011	2010	2011	2010
Depreciation, depletion and amortization	546	447	1,949	1,788
Impairment, net of reversals	124	211	226	301
Dry hole	68	42	241	113
Share-based payments expense (recovery)	34	207	(324)	158
(Gain) loss on asset disposals	14	(93)	(192)	(520)
Unrealized (gain) loss on held-for-trading financial instruments	40	73	(61)	(258)
Deferred income tax	(51)	(76)	228	(110)
Foreign exchange	(1)	8	(11)	3
PP&E derecognition	7	8	26	28
Other	28	22	42	53
	809	849	2,124	1,556

Talisman Energy Inc.
Segmented Information
(unaudited)

	North America (1)				North Sea (2)
	Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	419	385	1,695	1,679	966	1,014	4,074	3,526
Other income	18	22	63	85	2	6	14	21
Total revenue and other income	437	407	1,758	1,764	968	1,020	4,088	3,547
Segmented expenses
Operating	120	120	454	487	376	259	1,292	1,096
Transportation	19	12	68	59	22	26	84	95
DD&A	243	192	852	717	169	177	671	766
Impairment	129	91	129	116	11	99	113	164
Dry hole	2	4	6	(11)	31	5	106	70
Exploration	16	7	70	52	12	14	40	47
Other	15	3	22	(25)	83	58	105	91
Total segmented expenses	544	429	1,601	1,395	704	638	2,411	2,329
Segmented income (loss) before taxes	(107)	(22)	157	369	264	382	1,677	1,218
Non-segmented expenses
General and administrative
Finance costs
Share-based payments recovery
Currency translation
(Gain) loss on held-for-trading financial instruments
(Gain) loss on asset disposals
Total non-segmented expenses
Income before taxes
Capital expenditures
Exploration	30	48	198	216	23	21	128	133
Development	636	544	1,960	1,481	237	207	1,077	984
Midstream	(3)	3	(3)	3	-	-	-	-
Exploration and development	663	595	2,155	1,700	260	228	1,205	1,117
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,740	5,351			5,809	5,368
Exploration and evaluation assets			2,370	1,886			538	540
Goodwill			140	149			866	866
Other			987	2,389			645	920
Segmented assets			10,237	9,775			7,858	7,694
Non-segmented assets
Total assets
Decommissioning liabilities			394	210			2,390	2,196

1. North America	2011	2010	2011	2010
Canada	268	313	1,127	1,454
US	169	94	631	310
Total revenue and other income	437	407	1,758	1,764
Canada			3,937	3,920
US			2,803	1,431
Property, plant and equipment			6,740	5,351
Canada			1,207	685
US			1,163	1,201
Exploration and evaluation assets			2,370	1,886

2. North Sea	2011	2010	2011	2010
UK	656	644	2,835	2,190
Norway	312	376	1,253	1,357
Total revenue and other income	968	1,020	4,088	3,547
UK			3,927	3,763
Norway			1,882	1,605
Property, plant and equipment			5,809	5,368
UK			210	260
Norway			328	280
Exploration and evaluation assets			538	540

	Southeast Asia (3)				Other (4)				Total
	Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	528	375	1,882	1,476	149	61	543	194	2,062	1,835	8,194	6,875
Other income	-	-	1	1	-	-	-	-	20	28	78	107
Total revenue and other income	528	375	1,883	1,477	149	61	543	194	2,082	1,863	8,272	6,982
Segmented expenses
Operating	112	88	372	280	22	7	72	27	630	474	2,190	1,890
Transportation	13	16	55	60	3	1	9	7	57	55	216	221
DD&A	93	70	305	277	41	8	121	28	546	447	1,949	1,788
Impairment	(16)	21	(16)	21	-	-	-	-	124	211	226	301
Dry hole	35	27	127	31	-	6	2	23	68	42	241	113
Exploration	36	53	208	116	28	68	109	159	92	142	427	374
Other	12	(9)	17	16	9	-	29	5	119	52	173	87
Total segmented expenses	285	266	1,068	801	103	90	342	249	1,636	1,423	5,422	4,774
Segmented income (loss) before taxes	243	109	815	676	46	(29)	201	(55)	446	440	2,850	2,208
Non-segmented expenses
General and administrative									128	102	431	371
Finance costs									69	73	278	276
Share-based payments expense (recovery)									35	236	(310)	212
Currency translation									(1)	(14)	(12)	(15)
(Gain) loss on held-for-trading financial instruments									79	124	210	(87)
(Gain) loss on asset disposals									14	(93)	(192)	(520)
Total non-segmented expenses									324	428	405	237
Income before taxes									122	12	2,445	1,971
Capital expenditures
Exploration	68	53	257	125	56	61	138	119	177	183	721	593
Development	113	101	230	317	42	21	157	95	1,028	873	3,424	2,877
Midstream	-	-	-	-	-	-	-	-	(3)	3	(3)	3
Exploration and development	181	154	487	442	98	82	295	214	1,202	1,059	4,142	3,473
Acquisitions									(197)	898	1,319	1,530
Proceeds on dispositions									5	(538)	(569)	(2,273)
Other non-segmented									82	32	159	78
Net capital expenditures									1,092	1,451	5,051	2,808
Property, plant and equipment			2,501	2,296			859	251			15,909	13,266
Exploration and evaluation assets			498	627			548	389			3,954	3,442
Goodwill			149	149			162	-			1,317	1,164
Other			560	628			788	141			2,980	4,078
Segmented assets			3,708	3,700			2,357	781			24,160	21,950
Non-segmented assets											66	144
Total assets											24,226	22,094
Decommissioning liabilities			208	189			43	15			3,035	2,610

3. Southeast Asia	2011	2010	2011	2010
Indonesia	259	201	974	839
Malaysia	153	123	565	481
Vietnam	40	11	183	52
Australia	76	40	161	105
Total revenue and other income	528	375	1,883	1,477
Indonesia			1,023	986
Malaysia			883	1,053
Vietnam			297	19
Papua New Guinea			47	26
Australia			251	212
Property, plant and equipment			2,501	2,296
Indonesia			12	27
Malaysia			41	29
Vietnam			5	253
Papua New Guinea			440	318
Exploration and evaluation assets			498	627

4. Other	2011	2010	2011	2010
Algeria	61	61	256	194
Colombia	88	-	287	-
Total revenue and other income	149	61	543	194
Algeria			284	251
Colombia			575	-
Property, plant and equipment			859	251
Colombia			75	49
Kurdistan			303	239
Peru			133	98
Other			37	3
Exploration and evaluation assets			548	389

RESERVE ESTIMATES

The following tables sets forth Talisman’s reserves as at December 31, 2011. The reserves estimates included in these tables were prepared using the standards of the US Securities and Exchange Commission (‘‘SEC’’), which requires that proved and probable reserves be estimated using existing  economic conditions. The price used for calculating reserves is an unweighted arithmetic average of the historic first-day-of-the-month price for each month within the completed 12-month period unless the prices are defined by contractual obligations (excluding escalations based on future conditions).

SEC Continuity of Gross Reserves 1,7

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total
Oil and Liquids (mmbbls)
Total Proved
Proved reserves at December 31, 2008 11	154.3	-	216.7	56.6	32.4	39.4	-	45.1	544.5
Discoveries, additions and extensions	4.8	-	5.2	1.1	(1.7)	7.4	-	12.2	29.0
Purchase of reserves	0.2	-	-	-	1.0	-	-	-	1.2
Sale of reserves	(45.7)	-	(0.2)	(4.0)	-	-	-	(3.8)	(53.7)
Net revisions and transfers	-	-	77.0	14.5	1.1	3.8	-	(8.6)	87.8
2009 Production	(12.6)	-	(31.2)	(12.3)	(4.2)	(10.7)	-	(5.9)	(76.9)
Proved reserves at December 31, 2009	101.0	-	267.5	55.9	28.6	39.9	-	39.0	531.9
Discoveries, additions and extensions	5.0	3.4	6.8	9.7	3.4	3.0	-	2.2	33.5
Purchase of reserves	-	1.2	-	-	3.5	-	-	-	4.7
Sale of reserves	(18.5)	(0.2)	-	-	-	-	-	(0.7)	(19.4)
Net revisions and transfers	0.2	-	18.0	1.8	0.9	6.7	-	0.2	27.8
2010 Production	(8.4)	(0.1)	(27.0)	(14.2)	(4.3)	(9.7)	-	(5.1)	(68.8)
Proved reserves at December 31, 2010	79.3	4.3	265.3	53.2	32.1	39.9	-	35.6	509.7
Discoveries, additions and extensions	3.1	18.3	(4.2)	2.3	1.0	13.7	-	0.6	34.8
Purchase of reserves	-	0.7	-	-	-	-	18.8	-	19.5
Sale of reserves	(0.3)	-	-	-	-	-	-	-	(0.3)
Net revisions and transfers	(1.7)	0.6	10.7	7.2	(0.2)	1.1	(0.1)	1.5	19.1
2011 Production	(7.7)	(0.8)	(25.5)	(10.0)	(4.0)	(8.5)	(2.8)	(5.5)	(64.8)
Proved reserves at December 31, 2011	72.7	23.1	246.3	52.7	28.9	46.2	15.9	32.2	518.0
Proved developed
December 31, 2008 11	143.4	-	173.3	24.8	26.0	24.9	-	35.2	427.6
December 31, 2009	92.6	-	197.1	26.1	23.2	31.2	-	23.7	393.9
December 31, 2010	74.6	0.9	211.9	21.6	21.4	30.8	-	19.6	380.8
December 31, 2011	70.3	9.7	203.1	17.0	20.0	31.1	8.3	19.8	379.3

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total
Natural Gas (bcf)
Total Proved
Proved reserves at December 31, 2008 11	2,507.0	137.9	95.6	101.9	1,886.0	386.6	-	223.4	5,338.4
Discoveries, additions and extensions	201.2	544.5	-	(0.5)	88.6	27.9	-	-	861.7
Purchase of reserves	15.9	-	-	-	8.7	-	-	-	24.6
Sale of reserves	(137.6)	(1.5)	(67.0)	-	-	-	-	(220.5)	(426.6)
Net revisions and transfers	(75.3)	0.1	2.9	12.7	14.8	(11.1)	-	(1.0)	(56.9)
2009 Production	(262.7)	(30.3)	(7.0)	(21.1)	(120.6)	(26.7)	-	(0.1)	(468.5)
Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	-	1.8	5,272.7
Discoveries, additions and extensions	286.4	874.7	0.1	6.7	21.2	(37.4)	-	-	1,151.7
Purchase of reserves	-	23.0	-	-	60.7	-	-	-	83.7
Sale of reserves	(867.3)	(7.3)	-	-	-	-	-	(1.8)	(876.4)
Net revisions and transfers	33.2	12.5	4.9	12.1	(3.0)	44.6	-	-	104.3
2010 Production	(203.6)	(80.5)	(5.7)	(32.2)	(141.2)	(35.9)	-	-	(499.1)
Proved reserves at December 31, 2010	1,497.2	1,473.1	23.8	79.6	1,815.2	348.0	-	-	5,236.9
Discoveries, additions and extensions	265.9	953.7	(0.2)	4.6	4.2	7.3	-	-	1,235.5
Purchase of reserves	-	4.8	-	-	-	-	117.0	-	121.8
Sale of reserves	(180.3)	-	-	-	-	-	-	-	(180.3)
Net revisions and transfers	(31.6)	87.3	(1.2)	(1.3)	(107.3)	1.6	(0.1)	-	(52.6)
2011 Production	(160.0)	(167.5)	(3.6)	(15.3)	(143.4)	(41.3)	(12.5)	-	(543.6)
Proved reserves at December 31, 2011	1,391.2	2,351.4	18.8	67.6	1,568.7	315.6	104.4	-	5,817.7
Proved developed
December 31, 2008 11	2,066.8	117.9	65.5	99.0	1,348.9	199.0	-	1.2	3,898.3
December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	-	0.8	3,705.6
December 31, 2010	1,134.7	687.5	22.0	73.3	1,083.1	281.3	-	-	3,281.9
December 31, 2011	1,016.8	965.0	18.3	63.1	965.9	250.4	77.9	-	3,357.4

SEC Continuity of NET Reserves 1,8,9

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total
Oil and Liquids (mmbbls)
Total Proved
Proved reserves at December 31, 2008 11	131.5	-	215.4	56.6	16.1	27.1	-	26.3	473.0
Discoveries, additions and extensions	4.0	-	5.2	1.1	(0.5)	5.3	-	6.5	21.6
Purchase of reserves	0.1	-	-	-	0.7	-	-	-	0.8
Sale of reserves	(39.0)	-	(0.2)	(4.0)	-	-	-	(3.7)	(46.9)
Net revisions and transfers	2.7	-	76.8	14.5	(1.8)	3.8	-	(4.7)	91.3
2009 Production	(9.9)	-	(31.1)	(12.3)	(1.8)	(7.6)	-	(3.4)	(66.1)
Proved reserves at December 31, 2009	89.4	-	266.1	55.9	12.7	28.6	-	21.0	473.7
Discoveries, additions and extensions	4.7	2.5	6.8	9.7	1.4	2.5	-	1.0	28.6
Purchase of reserves	-	0.9	-	-	1.5	-	-	-	2.4
Sale of reserves	(15.1)	(0.2)	-	-	-	-	-	(0.5)	(15.8)
Net revisions and transfers	(2.4)	0.1	18.0	1.8	(0.8)	0.6	-	(0.2)	17.1
2010 Production	(6.6)	(0.1)	(27.0)	(14.2)	(2.0)	(6.1)	-	(2.4)	(58.4)
Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	-	18.9	447.6
Discoveries, additions and extensions	2.1	13.7	(4.1)	2.3	0.4	9.7	-	(0.9)	23.2
Purchase of reserves	-	0.6	-	-	-	-	15.1	-	15.7
Sale of reserves	(0.3)	-	-	-	-	-	-	-	(0.3)
Net revisions and transfers	(3.5)	0.3	10.4	7.2	4.1	0.5	-	(0.1)	18.9
2011 Production	(6.3)	(0.5)	(25.2)	(10.0)	(1.8)	(5.5)	(2.3)	(2.4)	(54.0)
Proved reserves at December 31, 2011	62.0	17.3	245.0	52.7	15.5	30.3	12.8	15.5	451.1
Proved developed			-	-
December 31, 2008 11	122.0	-	172.0	24.8	13.5	17.7		20.2	370.2
December 31, 2009	82.1	-	196.0	26.1	11.0	21.2		13.0	349.4
December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6		9.8	335.5
December 31, 2011	59.9	7.3	201.9	17.0	9.9	19.0	6.7	9.0	330.7

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Natural Gas (bcf)
Total Proved
Proved reserves at December 31, 2008 11	2,169.2	119.2	95.6	101.9	1,407.7	289.7		222.8	4,406.1
Discoveries, additions and extensions	185.6	474.6	-	(0.5)	62.8	25.3		-	747.8
Purchase of reserves	14.2	-	-	-	7.5	-		-	21.7
Sale of reserves	(115.8)	(1.4)	(67.0)	-		-		(220.0)	(404.2)
Net revisions and transfers	28.2	-	2.9	12.7	(19.5)	(33.3)		(1.0)	(10.0)
2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)		(0.1)	(397.5)
Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4		1.7	4,363.9
Discoveries, additions and extensions	263.7	738.6	0.1	6.7	8.1	(22.6)		-	994.6
Purchase of reserves	-	17.5	-	-	42.4	-		-	59.9
Sale of reserves	(772.5)	(5.8)	-	-	-	-		(1.6)	(779.9)
Net revisions and transfers	11.2	10.3	4.9	12.1	(57.2)	14.3		(0.1)	(4.5)
2010 Production	(190.9)	(68.9)	(5.7)	(32.2)	(98.2)	(27.3)		-	(423.2)
Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8		-	4,210.8
Discoveries, additions and extensions	251.1	799.4	(0.2)	4.6	36.1	9.2	-	-	1,100.2
Purchase of reserves	-	3.6	-	-	-	-	93.6	-	97.2
Sale of reserves	(165.5)	-	-	-	-	-	-	-	(165.5)
Net revisions and transfers	3.5	66.8	(1.4)	(1.3)	(94.1)	(13.0)	0.1	-	(39.4)
2011 Production	(150.9)	(141.9)	(3.5)	(15.3)	(104.0)	(33.2)	(10.2)	-	(459.0)
Proved reserves at December 31, 2011	1,292.7	1,985.8	18.7	67.6	1,107.2	188.8	83.5	-	4,744.3
Proved developed			-	-
December 31, 2008 11	1,785.8	101.8	65.5	99.0	1,022.2	149.0		1.2	3,224.5
December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5		0.8	3,089.7
December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2		-	2,642.5
December 31, 2011	936.5	814.7	18.2	63.1	688.5	149.7	62.3	-	2,733.0

Summary of Oil and Gas Reserves

Summary of Oil and Gas

	Proved		Proved		Total		Probable		Probable		Total
	Developed 1,2		Undeveloped 1,3		Proved 1		Developed 4,5		Undeveloped 4,6		Probable 4
Year ended December 31, 2011	Gross 7	Net 8,9	Gross 7	Net 8,9	Gross 7	Net 8,9	Gross 7	Net 8,9	Gross 7	Net 8,9	Gross 7	Net 8,9

Oil and NGL (mmbls)
North America
Canada	70.3	59.9	2.4	2.1	72.7	62.0	14.5	11.5	1.8	1.4	16.3	12.9
United States	9.7	7.3	13.4	10.0	23.1	17.3	2.2	1.8	2.2	1.7	4.4	3.5
North Sea
UK	203.1	201.9	43.2	43.1	246.3	245.0	63.9	63.5	118.8	118.7	182.7	182.2
Norway	17.0	17.0	35.7	35.7	52.7	52.7	6.9	6.9	31.8	31.8	38.7	38.7
Southeast Asia
Indonesia	20.0	9.9	8.9	5.6	28.9	15.5	1.4	0.4	9.3	6.8	10.7	7.2
Malaysia	20.5	9.8	3.3	1.5	23.8	11.3	24.3	9.2	12.6	3.5	36.9	12.7
Australia	9.9	8.6	-	-	9.9	8.6	4.0	3.3	0.8	0.7	4.8	4.0
Vietnam	0.7	0.6	11.8	9.8	12.5	10.4	0.5	0.4	10.7	8.6	11.2	9.0
Latin America
Colombia 10	8.3	6.7	7.6	6.1	15.9	12.8	3.1	2.5	7.0	5.6	10.1	8.1
Peru	-	-	-	-	-	-	-	-	21.2	20.0	21.2	20.0
Other
Algeria	19.8	9.0	12.4	6.5	32.2	15.5	7.5	3.0	4.2	1.6	11.7	4.6
Total	379.3	330.7	138.7	120.4	518.0	451.1	128.3	102.5	220.4	200.4	348.7	302.9

Natural Gas (bcf)
North America
Canada	1,016.8	936.5	374.4	356.2	1,391.2	1,292.7	327.8	295.1	194.4	182.8	522.2	477.9
United States	965.0	814.7	1,386.4	1,171.1	2,351.4	1,985.8	166.4	140.0	610.9	518.2	777.3	658.2
North Sea
UK	18.3	18.2	0.5	0.5	18.8	18.7	8.9	8.5	133.6	133.5	142.5	142.0
Norway	63.1	63.1	4.5	4.5	67.6	67.6	19.4	19.4	45.6	45.6	65.0	65.0
Southeast Asia
Indonesia	965.9	688.5	602.8	418.7	1,568.7	1,107.2	4.7	4.0	506.4	366.7	511.1	370.7
Malaysia	250.2	149.5	56.8	31.5	307.0	181.0	125.2	68.3	168.7	99.5	293.9	167.8
Australia	-	-	-	-	-	-	-	-	-	-	-	-
Vietnam	0.2	0.2	8.4	7.6	8.6	7.8	0.1	0.1	6.8	6.2	6.9	6.3
Latin America
Colombia 10	77.9	62.3	26.5	21.2	104.4	83.5	-	-	-	-	-	-
Peru	-	-	-	-	-	-	-	-	-	-	-	-
Other
Algeria	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,357.4	2,733.0	2,460.3	2,011.3	5,817.7	4,744.3	652.5	535.4	1,666.4	1,352.5	2,318.9	1,887.9

1
‘‘Proved’’ reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be   economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2
‘‘Proved Developed’’ reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

3
‘‘Proved Undeveloped’’ reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4
‘‘Probable’’ reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Probable reserves can be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Includes reserves assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.

5
‘‘Probable Developed’’ reserves are those reserves that are less certain to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as probable developed reserves.

6
‘‘Probable Undeveloped’’ reserves are those reserves that are less certain to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion.

7
‘‘Gross’’ reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, and (ii) royalty interest reserves. The Canadian Oil and Gas Evaluation Handbook (‘‘COGEH’’) refers to this sum of reserves as ‘‘Company interest reserves’’. Royalty interest reserves for Canada were approximately 0.6 mmboe (proved) and 0.2 mmboe (probable) as at December 31, 2011. The inclusion of royalty interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.

8	‘‘Net’’ reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests in the amount set out in note 7 above.

9
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in ‘‘net’’ reserves using effective rates over the life of the contract.

10
Reserves reported under Colombia include those reserves held through Talisman’s 49% interest in Equion, which is accounted for using proportionate consolidation, as well as those reserves attributed to Talisman’s other Colombia assets.

11	December 31, 2008 reserves are based on a single day December 31, 2008 pricing methodology.